SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-123559 and 333-130611.

Results of the Annual General Meeting held on June 3, 2021

At the Annual General Meeting of shareholders held today, June 3, 2021, all the proposed resolutions set forth in the proxy statement filed under Form 6-K on April 28, 2021 (the “Proxy Statement”) were duly adopted, as follows:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified;

2.	To re-elect Ms. Ilana Lurie for a second term as an external director, to hold office for three (3) years, as of September 6, 2021;

3.
To approve the grant of options to the Company's directors (including the external directors but excluding Mr. Yitzhak Nissan, our controlling shareholder and Chairman of the Board of Directors), as described in the Proxy Statement;

4.	To approve the grant of options to Mr. Eli Yaffe as the Chief Executive Officer of the Company, as described in the Proxy Statement;

5.	To approve the extension of the Amended Management Agreement with Nistec Ltd., our controlling shareholder;

6.	To approve the extension of the Amended PCB Purchase Procedure with Nistec Ltd., our controlling shareholder;

7.	To approve the extension of the Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., our controlling shareholder;

8.
To approve the extension of the procedure under which the Company may jointly acquire certain services together with Nistec Ltd., our controlling shareholder, related to employees social activities, marketing services and insurance;

9.	To approve the grant of options to Ms. Revital Cohen-Tzemach, special project manager and daughter of our controlling shareholder, as described in the Proxy Statement;

10.	To approve the application of Company’s Bonus Plan for the years 2022-2024, with respect to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

11.
To re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2021 and for such additional period until the next annual general meeting of shareholders.

For additional details please refer to the Proxy Statement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors

Dated:  June 3, 2021